CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

April 26, 2024

VIA EDGAR

Pearlyne Paulemon

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Churchill Capital Corp IX

Registration Statement on Form S-1

Filed March 22, 2024, as amended

File No. 333-278192

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Churchill Capital Corp IX that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, April 30, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 200 copies of the Preliminary Prospectus dated April 12, 2024 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Michael E. Marcus
Name: Michael E. Marcus
Title: Managing Director

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]